SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-31451; File No. 812-14359]

Pacific Life Insurance Company, et al; Notice of Application

February 9, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order approving the substitution of certain securities

pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "1940 Act").

Applicants: Pacific Life Insurance Company ("Pacific Life"), Pacific Life's Separate Account A

("Separate Account A"), Pacific Life's Pacific Select Variable Annuity Separate Account

("Select VA Account" and, together with Separate Account A, the "Pacific Life Separate

Accounts"), Pacific Life & Annuity Company ("PL&A"), and PL&A's Separate Account A

("PL&A Separate Account A"). Pacific Life, PL&A, and the Separate Accounts are referred to

collectively as the "Applicants." The Pacific Life Separate Accounts and PL&A Separate

Account A are referred to individually as a "Separate Account" and collectively as the "Separate

Accounts." Pacific Life and PL&A are referred to herein individually as an "Insurer" and

collectively as the "Insurers."

 Summary of Application: Each Insurer, on behalf of itself and its Separate Account(s), seeks an

order pursuant to Section 26(c) of the 1940 Act, approving the substitution of Service Shares of

the Janus Aspen Balanced Portfolio, a series of Janus Aspen Series (the "Replacement

Portfolio"), for the Advisor Class shares of the PIMCO Global Multi-Asset Managed Allocation

Portfolio, a series of the PIMCO Variable Insurance Trust (the "Replaced Portfolio") (the

"Proposed Substitution"), under certain variable annuity contracts issued by the Insurers

(collectively, the "Contracts").

Filing Date: The application was filed on September 19, 2014, and amended on February 5, 2015.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on March 4, 2015, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: Brandon J. Cage, CLU Assistant Vice President, Counsel, Pacific Life Insurance Company, 700 Newport Center Drive, Newport Beach, CA 92660; Richard T. Choi, Esq., Carlton Fields Jorden Burt, P.A., 1025 Thomas Jefferson St., NW, Suite 400 East, Washington, DC 20007.

For Further Information Contact: Laura L. Solomon, Senior Counsel, at (202) 551-6915, or Nadya Roytblat, Assistant Chief Counsel, at (202) 551-6825 (Chief Counsel's Office, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Insurers, on their own behalf and on behalf of their respective Separate Accounts, propose to substitute Service Shares of the Replacement Portfolio for Advisor Class shares of the Replaced Portfolio held by the Separate Account to fund the Contracts. Each Separate Account is divided into subaccounts (each a "Subaccount," collectively, the "Subaccounts"). Each Subaccount invests in the securities of a single portfolio of an underlying mutual fund ("Portfolio"). Contract owners (each a "Contract Owner" and collectively, the "Contract Owners") may allocate some or all of their Contract value to one or more Subaccounts that are available as investment options under the Contracts.

2.   Pacific Life is the depositor and sponsor of the Pacific Life Separate Accounts. PL&A is the depositor and sponsor of PL&A Separate Account A.

3.   Each of the Separate Accounts is a "separate account" as defined by Section 2(a)(37) of the 1940 Act and each is registered under the 1940 Act as a unit investment trust for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933. The application sets forth the registration statement file numbers for the Contracts and the Separate Accounts.

4.   Each Insurer, on behalf of itself and its Separate Account(s), proposes to replace the Advisor Class shares of the Replaced Portfolio that are held in Subaccounts of its Separate Account(s) with Service Shares of the Replacement Portfolio.

5.   The Applicants state that the Proposed Substitution involves moving assets attributable to the Contracts from the Replaced Portfolio managed by Pacific Investment Management Company, LLC ("PIMCO") to a Replacement Portfolio managed by Janus Capital Management LLC ("Janus Capital") (each of Janus Capital and PIMCO, an "Investment

Adviser" and collectively, the "Investment Advisers"). Each Investment Adviser is responsible

for the day-to-day management of the assets of the Replaced or Replacement Portfolio, as the

case may be. Neither the Replaced nor Replacement Portfolio employs a sub-adviser and neither

Portfolio operates under a manager-of-managers arrangement that, among other things, would

permit the Investment Adviser to engage a new or additional sub-adviser without the approval of

the Portfolio's shareholders. The Applicants state that the Investment Advisers are not affiliates

of the Insurers.

6.   Applicants state that under the Contracts, the Insurers reserve the right to

substitute, for the shares of a Portfolio held in any Subaccount, the shares of another Portfolio,

shares of another investment company or series of another investment company, or another

investment vehicle. The prospectuses for the Contracts include appropriate disclosure of this

reservation of right.

7.   The Applicants represent that the investment objectives of the Replaced and

Replacement Portfolio are similar. The investment objective of the Replaced Portfolio is total

return which exceeds that of a blend of 60% MSCI World Index/40% Barclays U.S. Aggregate

Index, whereas that of the Replacement Portfolio is long-term capital growth, consistent with

preservation of capital and balanced by current income. The investment objectives of both

Portfolios include a growth component as well as an income component. Additionally, the

Applicants state that the principal investment strategies of the Replaced and Replacement

Portfolios are similar. The principal investment strategies of both Portfolios include investment

in a combination of equity and debt securities. The Replaced Portfolio will typically invest 50 to

70% (20% minimum under normal circumstances) of its total assets in equity-related investment

securities and may invest up to 30% of its total assets in fixed income securities denominated in

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foreign securities (or beyond this limit in U.S. dollar-denominated securities of foreign issuers), 15% of its total assets in fixed income securities that are economically tied to emerging market countries, and up to 10% of its total assets in fixed income securities in high yield securities (i.e., "junk" bonds). The Replacement Portfolio normally invests 35-65% of its assets in equity securities and the remaining assets in debt securities and cash equivalents, with normally 25% of its assets invested in fixed-income senior securities. In addition, both Portfolios may invest in securities of non-U.S. issuers. Investment in "junk" bonds is not a principal investment strategy of the Replacement Portfolio though it may invest in such bonds. The principal investment strategies of the Replaced Portfolio include investments of up to 5% of its total assets in real estate investment trusts or REITS, whereas the same is not true for the Replacement Portfolio though it may invest in REITs. The principal investment strategies of the Replaced Portfolio include entering into forward commitments, the making of short sales of securities or maintaining a short position, none of which is a principal investment strategy of the Replacement Portfolio, though it may engage in short sales and invest in securities on a forward commitment basis. The principal investment strategies of the Replacement Portfolio include investments in mortgage-backed and mortgage-related securities. Similarly, mortgage-backed securities are included among the types of fixed-income securities that constitute a principal investment strategy of the Replaced Portfolio. A comparison of the investing strategies, risks, and performance of the Replaced and Replacement Portfolios is included in the application**.**

8.   The following table compares the fees and expenses of the Replaced Portfolio (Advisor Class shares) and the Replacement Portfolio (Service Shares) as of the year ended December 31, 2013. As shown below, the management fee of the Replacement Portfolio is lower than that of the Replaced Portfolio. The management fees of the Replaced Portfolio and

the Replacement Portfolio are not subject to breakpoints. In addition, as shown in the table

below, the 12b-1 fee of the Service Shares of the Replacement Portfolio is the same as the 12b-1

fee of the Advisor Class shares of the Replaced Portfolio. In both cases, the 12b-1 fee is the

current maximum permitted under the relevant plan. Furthermore, as shown in the table below,

the annual operating expenses of the Replacement Portfolio are lower than those of the Replaced

Portfolio.[1]

Proposed Substitution		
	Replaced Portfolio	**Replacement Portfolio**
	PIMCO Global Multi-Asset Managed Allocation Portfolio	**Janus Aspen Balanced Portfolio**
Advisor Class /Service Shares		
Management Fee	0.95%	0.55%
12b-1 Fee	0.25%	0.25%
Other Expenses	0.01%	0.04%
Acquired Fund Fees	0.52%	N/A
Total Gross Expenses	1.73%	0.84%
Expense Waiver/Reimbursement	0.46	0.00
Total Net Expenses	1.27%	0.84%

        9.   The Applicants state that the performance for the Replacement Portfolio is

substantially better than that of the Replaced Portfolio for all periods shown.

        10.   The Applicants state that the Proposed Substitution is part of an ongoing effort by

the Insurers to make their Contracts more attractive to existing and prospective Contract Owners.

The Applicants assert the Proposed Substitution will help to accomplish these goals for the

following reasons: (1) the total annual operating expenses for the Replacement Portfolio (which

---

[1] As of the date of filing of the amended application, Applicants are aware of no material change to the fee and expense information provided in the following table.

does not include any expense waivers or reimbursements) are significantly lower than those of the Replaced Portfolio (even after taking into account fee waivers or expense reimbursements); (2) the historical performance of the Replacement Portfolio is generally much better than that of the Replaced Portfolio; (3) the Subaccounts that invest in the Replacement Portfolio are included among the currently allowable investment options under the optional living benefit riders offered under the Contracts; (4) Contract Owners will find the stable management of the Replacement Portfolio, whose co-portfolio managers have managed the Portfolio since 2005, attractive, relative to the Replaced Portfolio; and (5) the Proposed Substitution will simplify the Subaccount offerings under the Contracts.

      11.   The Applicants represent that the Proposed Substitution will be described in supplements to the applicable prospectuses for the Contracts filed with the Commission or in other supplemental disclosure documents, (collectively, "Supplements") and delivered to all affected Contract Owners at least 30 days before the date the Proposed Substitution is effected (the "Substitution Date"). Each Supplement will give the relevant Contract Owners notice of the applicable Insurer's intent to take the necessary actions, including seeking the order requested by the application, to substitute shares of the Replaced Portfolio as described in the application on the Substitution Date. Each Supplement also will advise Contract Owners that from the date of the Supplement until the Substitution Date, Contract Owners are permitted to transfer all of or a portion of their Contract value out of any Subaccount investing in the Replaced Portfolio ("Replaced Portfolio Subaccount") to any other available Subaccounts offered under their Contracts without the transfer being counted as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts. In addition, each Supplement will (a) instruct Contract Owners how to submit transfer requests in light of the

Proposed Substitution; (b) advise Contract Owners that any Contract value remaining in the Replaced Portfolio Subaccount on the Substitution Date will be transferred to a Subaccount investing in the Replacement Portfolio ("Replacement Portfolio Subaccount"), and that the Proposed Substitution will take place at relative net asset value; (c) inform Contract Owners that for at least thirty (30) days following the Substitution Date, the applicable Insurer will permit Contract Owners to make transfers of Contract value out of the Replacement Portfolio Subaccount to any other available Subaccounts offered under their Contracts without the transfer being counted as a transfer for purposes of transfer limitations that would otherwise be applicable under the terms of the Contracts; and (d) inform Contract Owners that, except as described in the market timing limitations section of the relevant prospectus, the applicable Insurer will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of the Replacement Portfolio Subaccount for at least thirty (30) days after the Substitution Date.

12.   The Proposed Substitution will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by Applicants. The Proposed Substitution will be effected without change in the amount or value of any Contracts held by affected Contract Owners. Accordingly, the Applicants submit that the Proposed Substitution will have no negative financial impact on any Contract Owner.

13.   The Proposed Substitution will be effected by having the Replaced Portfolio Subaccount redeem its Replaced Portfolio shares in cash on the Substitution Date at net asset value per share and purchase shares of the Replacement Portfolio at net asset value per share calculated on the same date.

14. The Insurers or an affiliate thereof will pay all expenses and transaction costs reasonably related to the Proposed Substitution, including all legal, accounting, and brokerage expenses relating to the Proposed Substitution, the above described disclosure documents, and the application. No costs of the Proposed Substitution will be borne directly or indirectly by Contract Owners. Affected Contract Owners will not incur any fees or charges as a result of the Proposed Substitution, nor will their rights or the obligations of the Insurers under the Contracts be altered in any way. The Proposed Substitution will not cause the fees and charges under the Contracts currently being paid by Contract Owners to be greater after the Proposed Substitution than before the Proposed Substitution. In addition, no transfer charges will apply in connection with the Proposed Substitution.

15. The Applicants represent that they will not receive, for three years from the date of the Proposed Substitution, any direct or indirect benefits from the Replacement Portfolio, its adviser or underwriter (or their affiliates), in connection with assets attributable to contracts affected by the Proposed Substitution, at a higher rate than they had received from the Replaced Portfolio, its adviser or underwriter (or their affiliates), including without limitation 12b-1 fees, shareholder service, administrative, or other service fees, revenue sharing, or other arrangements; and the Proposed Substitution and the selection of the Replacement Portfolio were not motivated by any financial consideration paid or to be paid to the Insurer or its affiliates by the Replacement Portfolio, its adviser or underwriter, or their affiliates.

Legal Analysis:

1. Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the Proposed Substitution. Section 26(c) of the 1940 Act makes it unlawful for any depositor or trustee of a registered unit investment trust holding the security of

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a single issuer to substitute another security for such security unless the Commission approves the substitution. Section 26(c) requires the Commission to issue such an order approving the substitution if the evidence establishes that the substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.   The Applicants submit that the terms and conditions of the Proposed Substitution meet the standards set forth in Section 26(c) and assert that the substitution of the Replaced Portfolio with the Replacement Portfolio is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the l940 Act. As described in the application, the total annual operating expenses for the Replacement Portfolio are lower than those of the Replaced Portfolio. Applicants assert that the Replacement Portfolio has similar investment objectives and investment strategies as the Replaced Portfolio, and the principal risks of the Replaced Portfolio and the Replacement Portfolio are similar.

3.   Applicants also maintain that the Proposed Substitution is part of an ongoing effort by the Insurers to make their contracts more attractive to existing and prospective Contract Owners. The rights of affected Contract Owners and the obligations of the Insurers under the Contracts will not be altered by the Proposed Substitution. Affected Contract Owners will not incur any additional tax liability or any additional fees and expenses as a result of the Proposed Substitution.

4.   The prospectuses for the Contracts disclose that the Insurers reserve the right, subject to Commission approval and compliance with applicable law, to substitute, for the shares of a Portfolio held in any Subaccount, the shares of another Portfolio, shares of another investment company or series of another investment company, or another investment vehicle.

5.   Applicants also assert that the Proposed Substitution does not entail any of the abuses that Section 26(c) was designed to prevent. Applicants note that the purpose of Section 26(c) is to protect the expectation of investors in a unit investment trust that the trust will accumulate shares of a particular issuer by preventing unscrutinized substitutions that might, in effect, force shareholders dissatisfied with the substituted security to redeem their shares, possibly incurring either a loss of the sales load deducted from initial premium payments, an additional sales load upon reinvestment of the redemption proceeds, or both. The Proposed Substitution will offer Contract Owners the opportunity to transfer amounts out of the affected subaccounts into any of the remaining subaccounts without cost or other disadvantage. The Proposed Substitution, therefore, will not result in the type of costly forced redemptions that Section 26(c) was designed to prevent.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   The Proposed Substitution will not be effected unless the Insurers determine that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the application; (b) the Proposed Substitution can be consummated as described in the application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Proposed Substitution.

2.   The Insurers or their affiliates will pay all expenses and transaction costs of the Proposed Substitution, including legal and accounting expenses, any applicable brokerage

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expenses and other fees and expenses. No fees or charges will be assessed to the Contract

Owners to effect the Proposed Substitution.

3.   The Proposed Substitution will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by Applicants. The Proposed Substitution will be effected without change in the amount or value of any Contracts held by affected Contract Owners.

4.   The Proposed Substitution will in no way alter the tax treatment of affected Contract Owners in connection with their Contracts, and no tax liability will arise for affected Contract Owners as a result of the Proposed Substitution.

5.   The rights or obligations of the Insurers under the Contracts of affected Contract Owners will not be altered in any way. The Proposed Substitution will not adversely affect any riders under the Contracts since the Replacement Portfolio is an allowable investment option for use with such riders.

6.   Affected Contract Owners will be permitted to make at least one transfer of Contract value from the subaccount investing in the Replaced Portfolio (before the Substitution Date) or the Replacement Portfolio (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Insurer will not exercise any right it may have under the Contract to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period

beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

7.   All affected Contract Owners will be notified, at least 30 days before the Substitution Date about: (a) the intended substitution of the Replaced Portfolio with the Replacement Portfolio; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth in Condition 6 above. In addition, Insurers will deliver to all affected Contract Owners, at least 30 days before the Substitution Date, a prospectus for the Replacement Portfolio.

8.   Insurers will deliver to each affected Contract Owner within five (5) business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the Proposed Substitution was carried out as previously notified; (b) a restatement of the information set forth in the Supplements; and (c) before and after account values.

9. Applicants will not receive, for three years from the date of the Proposed Substitution, any direct or indirect benefits from the Replacement Portfolio, its adviser or underwriter (or their affiliates), in connection with assets attributable to Contracts affected by the Proposed Substitution, at a higher rate than they had received from the Replaced Portfolio, its adviser or underwriter (or their affiliates), including without limitation 12b-1 fees, shareholder service, administrative or other service fees, revenue sharing, or other arrangements.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary